Aflac Incorporated 1st Quarter 2011 Form 10-Q

EXHIBIT 12

Aflac Incorporated and Subsidiaries

Ratio of Earnings to Fixed Charges

Three Months Ended March 31,

(In thousands)	2011	2010

Fixed charges:
Interest expense(1)	$45,307	$32,682
Interest on investment-type contracts	11,582	9,294
Rental expense deemed interest	262	250

Total fixed charges	$57,151	$42,226

Earnings before income tax(1)	$599,726	$973,725
Add back:
Total fixed charges	57,151	42,226

Total earnings before income tax and fixed charges	$656,877	$1,015,951

Ratio of earnings to fixed charges	11.5x	24.1x

(1) Excludes interest expense on income tax liabilities